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Press Release

Contacts:  Thomas R. Ehmann
           Vice President & Chief Financial Officer
           (847)-948-9300

           Michele Katz/Geoffrey Busher
           (Investor Relations)
           Brian Maddox/Alison Hersh
           (Media Relations)
           Morgen-Walke Associates
           (212)-850-5600

FIRST MERCHANTS ANNOUNCES COMPLETION OF APPROXIMATELY $145 MILLION AUTO FINANCE RECEIVABLES SECURITIZATION

DEERFIELD, ILLINOIS, December 18, -- First Merchants Acceptance Corporation (Nasdaq:FMAC) today announced the completion of a $144.7 million asset securitization through the sale of automobile receivables-backed notes and certificates. Of these securities, $101.0 million Class A-1 Notes have a floating rate, and $37.9 million Class A-2 Notes have a fixed rate of 6.15%
In addition, $5.8 million of Asset Backed Certificates were issued with a fixed rate of 6.35%. First Merchants will act as servicer for this portfolio.

     The Notes and Certificates were issued by First Merchants Auto Trust 1996-C, a trust formed specifically for purposes of the securitization structure. The Notes and Certificates have been rated Aaa by Moody's and AAA by Standard & Poor's, and have the benefit of an irrevocable financial guaranty insurance policy issued by Financial Security Assurance Inc.
Proceeds of the offering will be used to pay down First Merchant's senior bank line. Salomon Brothers Inc acted as the lead manager for this offering, with Bear, Stearns & Co. Inc. as co-manager.

     Use of an owner trust structure in this transaction enables First Merchants to offer multiple, sequential-pay securities and to prefund a portion of the trust, thereby issuing a larger amount of securities than the amount of the receivables initially available. The Company anticipates initial delivery to the trust of approximately $108.5 million in automobile loans acquired from First Merchant's network of automobile dealers. The remaining $36.2 million will be available to purchase receivables to be delivered in the near future.

     "This is our sixth successfully completed securitization in just over a year, totaling more than $600 million," commented Mitchell Kahn, First Merchants' President and Chief Executive Officer. "Our overall securitization funding strategy has worked very well for the Company and is enabling the Company's planned expansion efforts."

     This press release shall not constitute an offer to sell or a solicitation of any offer to buy the securities referenced above nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     First Merchants Acceptance Corporation is a national specialty finance company, primarily engaged in financing the purchase of used automobiles for consumers who have limited access to traditional sources of credit. The Company acquires dealer-originated retail installment contracts from franchised and independent automobile dealers and financial institutions in 37 states.

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